Writer’s Direct Number	Writer’s E-mail Address
212.756.2208	david.rosewater@srz.com

June 11, 2014

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Attn: Nicholas Panos, Senior Special Counsel

Re:	Cliffs Natural Resources Inc. (“Cliffs” or the “Company”) Preliminary Proxy Statement filed on Schedule 14A

PRRN 14A filing made on June 6, 2014 by Casablanca Capital LP, et al. File Number: 001-08944

Dear Mr. Panos:

On behalf of Casablanca Capital LP (“Casablanca”), Donald G. Drapkin, Douglas Taylor, Robert P. Fisher, Jr., Celso Lourenco Goncalves, Patrice E. Merrin, Joseph Rutkowski and Gabriel Stoliar (each, a “Filing Person” and, collectively with Casablanca, the “Filing Persons”), we are responding to your letter dated June 9, 2014 (the “SEC Comment Letter”) in connection with the revised preliminary proxy statement on Schedule 14A filed by Casablanca on June 6, 2014 (the “First Revised Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Casablanca is filing a further revised preliminary proxy statement on Schedule 14A (the “Second Revised Proxy Statement”). The Second Revised Proxy Statement reflects revisions made to the First Revised Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the First Revised Proxy Statement, while the page numbers in the

Nicholas Panos

June 11, 2014

responses refer to pages in the Second Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of this letter and copies of the Second Revised Proxy Statement, including a copy marked to show the changes from the First Revised Proxy Statement.

Amendment No. 1 to Schedule 14A filed on June 6, 2014

1.	We note the reply to prior comment number three regarding whether or not the successful election of the referenced majority will result in any “change-of-control” compensation payment becoming eligible or due for payment to any of Cliffs’ officers or directors. Notwithstanding the revised disclosure provided in the response to this comment, please advise us, with a view toward revised disclosure, whether the successful election of the reference majority could also result in the “change of control” provisions within the indenture governing the issuer’s outstanding senior notes could become operative. To the extent disclosure is warranted, please revise to indicate, if true, that the issuer may be required to offer to repurchase the outstanding notes if it experiences a “change of control.”

In response to your comment, the Filing Persons have revised “Proposal 1 – ELECTION OF DIRECTORS” to disclose that the election of all six of Casablanca’s Nominees may result in certain “change of control” provisions within the indenture governing the issuer’s outstanding senior notes to become operative. Please see page 15 of the Second Revised Proxy Statement for a description of such “change of control” provisions that may become operative as a result of the election of all six of Casablanca’s Nominees.

2.	We noticed the assertion that the participants do “not believe that the current board of directors of the Company (the “Board”) is acting in the best interest of the Company’s shareholders.” Because this statement implies that the Company’s directors are breaching their fiduciary duties, please revise the statement to remove such implication. Alternatively, identify the implied breach and explain why, if true, no legal action has been undertaken by the participants in response to such breach.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state, alternatively, that the Participants do not believe that the Board has maximized the potential value of Cliffs. Please see page 1 of the Second Revised Proxy Statement for such revision.

3.	Please confirm for us, with a view toward revised disclosure, whether or not the mailing address cited for the issuer is correct given the availability of a suite number.

In response to your comment, the Filing Persons have revised the foregoing disclosure to include the suite number in the issuer’s address. Please see page 1 of the Second Revised Proxy Statement for such revised address.

Nicholas Panos
June 11, 2014

4.	We noticed the statement that “Mr. Kirsch responded that he thought the proposed terms would be acceptable, and that he was prepared to recommend the proposed settlement to the entire Board and have Mr. Goncalves meet a majority of the Board members.” Revise to indicate, if true, that Mr. Kirsch conditioned any acceptance of the proposed terms on the members of the Cliffs’ Board meeting Mr. Goncalves and determining that he was qualified and capable of leading the Board.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that “Mr. Kirsch responded that he thought the proposed terms would be acceptable and that, subject to Mr. Goncalves meeting a majority of the Board members, he was prepared to recommend the proposed settlement to the entire Board.” Further, the Filing Persons respectfully advise the Staff that Mr. Kirsch did not specify that any additional conditions had to be satisfied, other than meeting a majority of the members of Board, prior to him recommending the proposed settlement to the entire Board. Please see page 7 of the Second Revised Proxy Statement for the revised language cited above.

5.	We noticed the statement at page seven that indicated “Cliffs’ counsel did not respond.” Please reconcile this statement with the statement on page eight that Cliffs’ counsel did respond on April 1, 2014.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that Cliffs’ counsel did not respond until after Casablanca’s second attempt to contact Cliffs’ counsel to inquire when Casablanca could expect to receive comments on the draft Settlement Agreement. Please see page 7 of the Second Revised Proxy Statement for such reconciliation of the foregoing statements.

6.	Advise us, with a view toward revised disclosure, whether or not the proxy statement has placed security holders on appropriate notice that Mr. Goncalves will not be deemed independent if after election, he is appointed as Chief Executive Officer.

In response to your comment, the Filing Persons have revised “Proposal 1 – ELECTION OF DIRECTORS” to disclose that Mr. Goncalves will not be deemed independent if after election, he is appointed as Chief Executive Officer. Please see page 9 of the Second Revised Proxy Statement for such disclosure.

7.	We noticed the statement on page nine that “[i]f successful in our Proxy Solicitation, the Board will be composed of our Nominees—and the five Company director nominees receiving the highest number of votes in favor of his or her election at the Annual Meeting.” Revise to indicate, if true, that this statement does not take into account different voting outcomes reached because of unknown nominations or the ultimate impact of cumulative voting if in effect.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that the foregoing statement does not take into account different voting outcomes reached in the event of other nominations or the ultimate impact of cumulative voting if in effect. Please see page 9 of the Second Revised Proxy Statement for such revision.

Nicholas Panos
June 11, 2014

8.	We noticed the statement on page 20 that, “[b]ecause we have given notice to the Company of our intention to cumulate our votes, all shareholders will have the right to cumulate their votes in the election of directors…” Revise to indicate, if true, that under the applicable law in Ohio, an announcement of such notice must also be made upon the convening of the shareholder meeting by the Chairman or Secretary or by or on behalf of the shareholder who gave such notice.

In response to your comment, the Filing Persons have revised the foregoing disclosure to state that an announcement of such notice by the Chairman or Secretary or by or on behalf of Mr. Drapkin, as the shareholder who gave such notice, must also be made upon the convening of the shareholder meeting to ensure that cumulative voting will be invoked at the Annual Meeting. Please see page 21 of the Second Revised Proxy Statement for such revision.

9.	The proposed disclosure on the form of proxy card appears to be incomplete because of the absence of a line on which shareholders may vote “for all nominees except” or to provide cumulative voting instructions. While there does exist a line bifurcating the referenced disclosure from the balance of the proposals, the line does not appear to be on receptive for written entries by security holders. Please revise or advise.

In response to your comment, the Filing Persons have revised the form of proxy card to include a line on which a shareholders may vote “for all nominees except.” With respect to the line to provide cumulative voting instructions, the Filing Persons have revised the form of proxy card to direct shareholders to the bottom of the page under “CUMULATIVE VOTING INSTRUCTIONS” to provide any instructions with respect to how the undersigned’s shares should be cumulatively voted at the Annual Meeting. Please see the form of proxy card in the Second Revised Proxy Statement for such revisions.

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons’ filings or in response to comments on filings. Please direct additional comments or questions to me at (212) 756-2208.

Very truly yours,

/s/ David Rosewater
David Rosewater

Nicholas Panos
June 11, 2014

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 11, 2014

Casablanca capital lp

By: Casablanca GP, LLC, its managing member

By:	/s/ Donald G. Drapkin	/s/ Donald G. Drapkin
	Name: Donald G. Drapkin	Donald G. Drapkin
Title: Managing Member

	/s/ Douglas Taylor	/s/ Celso Lourenco Goncalves
	Douglas Taylor	Celso Lourenco Goncalves

	/s/ Robert P. Fisher	/s/ Patrice E. Merrin
	Robert P. Fisher	Patrice E. Merrin

	/s/ Joseph Rutkowski	/s/ Gabriel Stoliar
	Joseph Rutkowski	Gabriel Stoliar